UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026.

Commission File Number 001-42814

The GrowHub Limited

(Translation of registrant’s name into English)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Entry into a Merger Agreement

On July 14, 2026, The GrowHub Limited, a Cayman Islands exempted company (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, EnChem Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Target Shareholder”) and EnChem America, Inc., a Georgia privately-held corporation and wholly-owned subsidiary of the Target Shareholder (the “Target”).

The Target, and its affiliates, is in the business of researching, developing and manufacturing electrolytes and high functionality additives for rechargeable batteries.

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Merger”), and in accordance with the Georgia Business Corporation Code, as amended:

The Merger. The Company will incorporate a wholly owned subsidiary in the State of Georgia, named “Merger Sub, Inc.” (the “Merger Sub”). Merger Sub will merge with and into the Target, the separate corporate existence of Merger Sub will cease, and the Target will be the surviving corporation and a wholly-owned subsidiary of the Company.

Merger Consideration. Upon consummation of the Merger (the “Closing”), among other things, the Company will acquire all outstanding equity interests in the Target in exchange for newly issued Class A ordinary shares of the Company, par value $0.0005 per share (the “Company Class A Ordinary Shares”) in a transaction exempt from the registration requirements under the Securities Act of 1933, as amended.

The Merger values the Target at an equity value of approximately $400,000,000. Upon the effective time of the Merger (the “Effective Time”), all of the issued and outstanding equity of the Target shall be canceled in exchange for the right to receive 142,848,176 Company Class A Ordinary Shares, or such greater number of Company Class A Ordinary Shares as shall constitute eighty-five percent (85%) of the fully-diluted shares of the Company (the “Merger Consideration”). As of immediately following the Closing and after giving effect to the Class B Conversion (as defined below), the Company Class A Ordinary Shares shall constitute the only class of shares of the Company that is issued or outstanding.

The board of directors of the Company has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of the Company.

Amended and Restated Memorandum and Articles of Association; Company Reverse Stock Splits; Class B Conversion

Prior to the Effective Time, the Company shall amend and restate its memorandum and articles of association (the “A&R Memorandum and Articles of Association”) to provide for, among other things, an increase to the authorized share capital of the Company and to approve one or more reverse stock splits.

On the date and time at which the Closing is actually held (the “Closing Date”), and prior to the Effective Time, the majority shareholder of the Company (the “Company Majority Shareholder”) will, pursuant to and in accordance with a shareholder voting agreement by and between the Company and the Company Majority Shareholder entered into contemporaneously with the Merger Agreement (the “Shareholder Voting Agreement”), convert all of his Class B ordinary shares of the Company, par value $0.0005 per share, to Company Class A Ordinary Shares, with all the attendant rights and obligations and on a 1:1 basis (the “Class B Conversion”).

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, as well as other conditions, including (i) a new registration statement on Form F-1 to be filed by the Company with the SEC after the date of the Merger Agreement (the “Company Registration Statement”) shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order suspending the effectiveness of the Company Registration Statement or similar order shall be in effect with respect to the Company Registration Statement, (ii) the Company Class A Ordinary Shares comprising the Merger Consideration shall have been approved for listing on NASDAQ pursuant to a listing application, subject to official notice of issuance, (iii) from the date of the Merger Agreement through the Closing, (A) the Company Class A Ordinary Shares shall have remained listed on NASDAQ and trading therein shall not have been suspended by NASDAQ or the SEC (other than in connection with the listing application), (B) no final decision of the NASDAQ Hearings Panel denying the continued listing of the Company Class A Ordinary Shares on NASDAQ shall have been issued, and (C) either (i) the panel shall have granted the continued listing of the Company Class A Ordinary Shares on NASDAQ, including pursuant to an exception under Nasdaq Listing Rule 5815(c) the terms and conditions of which are reasonably acceptable to the Target Shareholder, or (ii) NASDAQ shall have confirmed in writing that the Company has regained compliance with all applicable continued listing requirements of NASDAQ, and (iv) the Class B Conversion shall have been consummated on the Closing Date and prior to the Effective Time.

Covenants

The Merger Agreement contains certain covenants and agreements of the parties, including, among others, covenants providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to use their commercially reasonable efforts to ensure that the Merger will qualify for the Intended Tax Treatment (as defined under the Merger Agreement), (iii) the Company and the Target to jointly prepare and the Company to file with the SEC the Company Registration Statement, (iv) the Company to call and give notice of an extraordinary general meeting to obtain the requisite approval of the Company shareholders on proposals regarding the Merger (the “Company Shareholders Approval”), (v) the Target, the Target Shareholder and the Company to furnish each other and their respective representatives reasonable access through the Closing to their properties, appropriate officers and employees, and books and records, (vi) until the Effective Time, neither party to solicit or accept offers or proposals regarding alternative transactions and (vii) the parties to use reasonable best efforts to consummate the Merger.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by the Company, the Merger Sub, the Target Shareholder and the Target. The representations and warranties of the parties will not survive the Closing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) by the mutual written agreement of the Company and the Target Shareholder, (ii) by written notice from the Target Shareholder or the Company, if the Closing shall not have occurred on or prior to December 2, 2026, (iii) by the Company or Target Shareholder upon written notice to the other party, in the event of a breach of any representation, warranty, covenant or agreement or if any such representation and warranty shall have become untrue or inaccurate after the date of the Merger Agreement, (iv) by any party thereto, upon written notice to the other parties, if (A) a NASDAQ hearing panel issues a final decision denying the continued listing of the Company Class A Ordinary Shares on NASDAQ, (B) trading in the Company Class A Ordinary Shares is suspended by NASDAQ or the SEC, or the Company Class A Ordinary Shares are delisted from NASDAQ, or (C) any exception granted by a NASDAQ hearing panel pursuant to Nasdaq Listing Rule 5815(c) expires or is terminated without the Company having regained compliance with all applicable continued listing requirements of NASDAQ, or (v) by written notice from either the Target Shareholder or the Company, if the Company Shareholders Approval shall not have been obtained at the extraordinary general meeting.

A copy of the Merger Agreement is filed with this Current Report on Form 6-K (this “Current Report”) as Exhibit 10.1, and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Certain Related Agreements

Shareholder Voting Agreement

On July 14, 2026, in connection with the execution of the Merger Agreement, the Company and the Company shareholders entered into the Shareholder Voting Agreement, pursuant to which, among other things, the Company shareholders agreed to vote all of their shares in favor of the Merger and related matters and to effect the Class B Conversion.

A copy of the Shareholder Voting Agreement is filed with this Current Report as Exhibit 10.2, and is incorporated herein by reference.

Lock-up Agreement; Registration Rights Agreement; Indemnity Agreements

The Merger Agreement contemplates that, at or prior to the Closing, the Company will enter into (i) a lock-up agreement with the Target Shareholder, (ii) a registration rights agreement with the Target Shareholder, and (iii) indemnification agreements with each post-Closing director and officer of the Company. Each of these agreements will be entered into in connection with the Merger on terms to be mutually agreed upon between the respective parties and will contain customary terms and conditions.

Disclaimer

The Merger Agreement and the transaction agreements referenced above (the “Transaction Agreements”) have been included or described to provide investors with information regarding their terms. They are not intended to provide any other factual information about the Company or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Transaction Agreements and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and the Transaction Agreements and should not rely on the representations, warranties, covenants and agreements contained therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Transaction Agreements, as applicable, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Forward-Looking Statements Legend

This communication contains forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the Merger, the ability of the parties to complete the Merger, the expected benefits of the Merger, the tax consequences of the Merger, the Company’s future results of operations and financial position, business strategy and its expectations regarding the application and commercialization of its products. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company and the Target, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the inability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, the failure to receive certain regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; changes in general economic conditions, including as a result of the COVID-19 pandemic or geopolitical conflicts; the outcome of litigation related to or arising out of the Merger, or any adverse developments therein or delays or costs resulting therefrom; the effect of the announcement or pendency of the transactions on the Company’s and the Target’s respective business relationships, operating results, and businesses generally; the ability of the Company to continue to meet Nasdaq’s listing standards following the consummation of the Merger; costs related to the Merger; that the price of the Company’s securities may be volatile due to a variety of factors, including the Company’s and the Target’s inability to implement their respective business plans or meet or exceed their financial projections and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Merger, and identify and realize additional opportunities; and the ability of the Target to implement its strategic initiatives.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the proxy statement/prospectus and certain other documents filed or that may be filed by the Company from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company does not give any assurance that the Company or the Target will achieve their expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2026	The GrowHub Limited

	By:	/s/ Chan Choon Yew Lester
	Name:	Chan Choon Yew Lester
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

10.1*	Agreement and Plan of Merger, dated July 14, 2026, by and among the Company, the Target and the Target Shareholder.

10.2*	Shareholder Voting Agreement, dated July 14, 2026, by and between the Company and the Company Majority Shareholder.

* Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2) or 601(a)(5), as applicable. The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.